EMPLOYMENT AGREEMENT

          THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT dated as of December 2, 1997 ("Agreement"), is by and between World Airways, Inc., a Delaware corporation, its successors and assigns (hereinafter "World") and Russell L. Ray, Jr. ("Ray").

         WHEREAS, Ray has served as World's President and Chief Executive Officer since June, 19, 1997;

         WHEREAS, World desires to continue to employ Ray, and Ray desires to continue to serve World, after the date hereof, as President and Chief Executive Officer;

         NOW, THEREFORE, World and Ray, in consideration of the mutual covenants and promises contained herein, do hereby agree as follows:

1. ACCEPTANCE OF EMPLOYMENT. Subject to the terms and conditions set forth below, World agrees to employ Ray, and Ray accepts such employment, as World's President and Chief Executive Officer.

2. TERM. The period of employment shall be from the date first written above through September 30, 1999 (the "Initial Term"). Ray's employment hereunder will extend automatically for an additional twelve (12) months on the same terms and conditions set forth herein (individually, a "Renewal Term", and collectively, the "Renewal Terms"), if World does not provide Ray with at least twelve (12) month's prior written notice of World's intention not to renew this Agreement.

3. POSITION AND DUTIES. Ray shall continue to serve as President and Chief Executive Officer of World with the duties described in World's By-Laws, as in effect on the date hereof. Ray shall continue to serve as a Director of World. Ray may serve on the board of directors of other companies with the prior approval of World's Chairman of the Board, or with the prior approval of the full Board of Directors. Ray's current service on the Boards of COMTRAD is deemed approved. Ray shall devote substantially all of his working time and attention to the business and affairs of World.

4. COMPENSATION AND RELATED MATTERS.

        (A) BASE SALARY. Ray shall receive a minimum salary of $350,000 per annum payable in monthly installments through September 30, 1999, in accordance with the payroll procedures for World's salaried employees in effect during the term of this Agreement.

        (B) ELIGIBILITY FOR BONUSES. Ray shall be eligible to receive an annual bonus, as determined annually in good faith by the Compensation Committee in the range of 0 - 75% of his base salary. Ray shall be entitled to participate in all bonus and incentive compensation plans or arrangements hereinafter made available by World to its officers and directors.

        (C) STOCK OPTIONS. Ray shall be granted options (the "Term Options") to purchase 100,000 shares of World's Common Stock, par value $.001 per share ("World Airways Common Stock"), pursuant to the 1995 World Airways Stock Option Plan (the "Plan"), at an exercise price equal to the market price on the date of grant (the "Exercise Price"), as set forth in that certain Stock Option Agreement between World and Ray of even date herewith (the "Option Agreement"), a copy of which is attached as Exhibit A hereto.

         Ray shall also be granted options to purchase 150,000 shares of World's Common Stock, (the "Performance Options") subject to the following vesting: the Option as to the first 50,000 of the 150,000 Performance Options at the exercise price shall vest on the first day following any twenty (20) trading-day period during which the Company's stock traded at or above 125 percent of the Exercise Price;

               (i) the Option as to the second 50,000 of the 150,000 Performance Options shall vest on the first day following any twenty (20) trading-day period during which the Company's stock traded at or above 150 percent of the Exercise Price;

               (ii) the Option as to the third 50,000 of the 150,000 Performance Options shall vest on the first day following any twenty (20) trading-day period during which the Company's stock traded at or above 175 percent of the Exercise Price;

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          (D) BUSINESS EXPENSES. Ray shall be entitled to reimbursement of reasonable business-related expenses consistent with World's policies from time to time.

          (E) FRINGE BENEFITS. Ray shall be entitled to all employee benefits made available now or in the future to other officers of World. In the event this Agreement is terminated by either party for any reason other than death or for cause, Ray may participate in World's health and other benefit programs for a period of one year from the date of Ray's termination, or until Ray obtains comparable coverage, whichever is earlier. (F) VACATIONS. Ray shall be entitled to one (1) month of paid vacation in each calendar year. Ray shall be entitled to all paid holidays observed by World. (G) INDEMNIFICATION; D&O INSURANCE. World shall provide (or cause to be provided) to Ray indemnification against all expenses (including attorneys' fees), judgements, fines and amounts paid in settlements in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of World) by reason of his being or having been an officer, director or employee of World or any affiliated entity, advance expenses (including attorneys' fees) incurred by Ray in defending any such civil, criminal, administrative or investigative action, suit or proceeding and maintain directors' and officers' liability insurance coverage (including coverage for securities-related claims) upon substantially the same terms and conditions as set forth in the Indemnification Agreement dated as of January 1, 1994 between Ray and World Airways, Inc. (the "Indemnity Agreement").

5. TERMINATION OF EMPLOYMENT.

         (A) DEATH. Ray's employment hereunder shall terminate upon his death, in which event World shall have no further obligation to Ray or his estate with respect to compensation, other thanthe disposition of life insurance and related benefits and accrued and unpaid base salary and incentive compensation for periods prior to the date of death.

         (B) BY WORLD FOR DISABILITY. If Ray incurs a disability and such disability continues for a period of six (6) consecutive months, then World may terminate this Agreement upon written notice to Ray, in which event World shall have no obligation to Ray with respect to compensation under Section 4(a) of this Agreement. The term "disability" means a physical or mental illness that will prevent Ray form doing substantial gainful work for at least six (6) months or is likely to result in death. If Ray becomes entitled to Social Security benefits payable on account of disability, he will be deemed conclusively to be disabled for purposes of this Agreement.

         (C) BY WORLD FOR CAUSE. The Board of Directors of World may terminate this Agreement for Cause. If this Agreement is terminated for cause, this Agreement will terminate and World will have no further obligations under this Agreement to Ray. "Cause" shall be defined as: (i) willful failure to perform at the direction of the resolutions of the Board of Directors (other than any such failure resulting from Ray's incapacity due to physical or mental illness or any such actual or anticipated failure after Ray gives notice of termination of employment for Good Reason (as hereinafter defined)); (ii) willful dishonesty with the intent to mislead in connection with Ray's employment hereunder; or
(iii) gross negligence in the performance of the services contemplated by this Agreement. Ray may only be terminated for Cause pursuant to a resolution duly adopted by the affirmative vote of a majority of the entire membership of the Board at a meeting of the Board in which a quorum of the Board is present throughout, finding that, in the good faith opinion of the Board, Ray was guilty of conduct set forth in clause (i), (ii), or (iii) above, and specifying the particulars thereof in detail; provided, however, that Ray may not be terminated for Cause unless: (1) Ray receives prior written notice of World's intention to terminate this Agreement for Cause and the specific reasons therefor; and (2) Ray has an opportunity to be heard (in person or in writing, at the sole discretion of the Board) by World's Board of Directors and be given, if the acts are correctable, fifteen (15) days to correct the act or acts (or non-action) giving rise to such written notice. If the Board by resolution duly adopted by the affirmative vote of a majority of the entire membership of the Board finds that Ray fails to make such correction within fifteen (15) days to do so, this Agreement may be terminated for Cause.

         (D) BY WORLD FOR OTHER THAN CAUSE. In the event the Board of Directors terminates this Agreement for reasons other than causes as defined in sub-paragraph (c) above, World will pay to Ray within ten (10) days of notice of termination (or, in the case of incentive bonus compensation, within ten (10) days of determination of amounts payable under the applicable bonus plan

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generally) the remainder of his base salary, including deferred salary and/or bonus compensation, payable under this Agreement, discounted to present value at the time of payment at an annual discount rate of 8%. In addition, all granted but unvested stock options under the Option Agreement shall become immediately exercisable, and all granted but unvested Performance Options shall also become exercisable if and to the extent Ray's date of termination occurs during one or more of the twenty (20) day trading periods described in Section 5(c)(i)-(iii). In the event that any payment to Ray under this paragraph is subject to any federal or state excise tax, World shall pay to Ray an additional amount equal to the excise tax imposed including additional federal and state income and excise taxes as a result of the payments under this paragraph, and such payment will be made when the excise tax and income taxes are due. Whether an excise tax is payable, and the amount of the excise tax and additional income taxes payable, shall be determined by World's accountants and World shall hold Ray harmless for any and all taxes, penalties, and interest that may become due as a result of the failure to properly determine that an excise tax is payable or the correct amount of the excise tax and additional income taxes, together with all legal and accounting fees reasonably incurred by Ray in connection with any dispute with any taxing authority with respect to such determinations and/or payments. Ray agrees to use his best efforts to minimize any taxes for which World may become liable hereunder.

         (E) BY RAY. Ray may terminate his employment hereunder (for purposes of this Agreement "Good Reason") after giving at least 30 days notice in the event that:

             (i) World relocates its general and administrative offices or Ray's place of employment to an area other than the Washington, D.C. Standard Metropolitan Statistical Area,

             (ii) he is assigned any duties substantially inconsistent with his responsibilities as described by Section 3 hereof or a substantial adverse alteration is made to the nature or status of such responsibilities and such assignment or alteration is not remedied within 30 days after notice to World,

             (iii) World reduces his annual base salary as in effect on the date hereof or as the same may be increased from time to time;

             (iv) World fails,without Ray's consent, to pay Ray any portion of his current compensation, or to pay him any portion of an installment of deferred compensation under any deferred compensation program of World, within seven (7) days after notice to World of such failure;

             (v) World fails to continue in effect any compensation plan in which Ray participates which is material to Ray's total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by World to continue Ray's participation therein (or in such substitute or alternative Plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of Ray's participation relative to other participants;

             (vi) World fails to continue to provide Ray with benefits substantially similar to those enjoyed by Ray under any of World's pension, life insurance, medical, health and accident, or disability plans in which Ray was participating, World takes any action which would directly or indirectly materially reduce any of such benefits or deprive Ray of any material fringe benefit enjoyed by Ray, or World fails to provide Ray with the number of paid vacation days to which Ray is entitled hereunder;

             (vii) World terminates, or purports to terminate Ray's employment hereunder contrary to the requirements of Section 5(c) hereof (for purposes of this Agreement, no such termination or purported termination shall be effective);

             (viii) the Board approves the sale, liquidation or dissolution of World prior to the end of this agreement; or

             (ix) a "Change of Control" shall be deemed to have occurred as defined in Section 5(f) hereof.

         (F) CHANGES OF CONTROL. for purposes of this Agreement, a "Change of Control" includes the occurrence of any one or more of the following events:

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             (i) any Person is or becomes the Beneficial Owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly, of securities of World representing more than 50% of the combined voting power of World's then outstanding securities; or

             (ii) during any period of two (2) consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board of World and any new director (other than a director designated by a Person who has entered into an agreement with World to effect a transaction described in clause (i), (iii) or
(iv) or this Section 5(f)) whose election by the Board of World or nomination for election by the stockholders of World was approved by a vote of at least two-thirds (2/3) of the directors then still in office whoeither were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

             (iii) the shareholders of World approve a merger or consolidation of World or with any other corporation, other that (A) a merger or consolidation which would result in the voting securities of World outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of World or any of its affiliates, at least 50% of the combined voting power of the voting securities of World or such surviving entity outstanding immediately after such merger or consolidation, or
(B) a merger or consolidation effected to implement a recapitalization of World (or similar transaction) in which no Person acquires more than 50% if the combined voting power of World then outstanding securities; or

             (iv) the shareholders of World approve a plan of complete liquidation of World or an agreement for the sale or disposition by World of all or substantially all of World's assets.

         (G) "PERSON" DEFINED. For purposes of this Section, "Person" shall have the meaning given in Section (3)(a)(9) of the Exchange Act, as modified and used in Section 13(d) and 14(d) thereof; however, a Person shall not include (i) World or any of its subsidiaries or affiliates; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of World or any of their subsidiaries; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) a corporation owned, directly or indirectly, by the stockholders of World in substantially the same proportions as their ownership of stock of World.

         (H) EFFECT OF TERMINATION BY RAY. In the event that Ray decides to terminate this Agreement and his employment with World or any successor in interest in accordance with the provisions of Section 5(e), World shall have the same obligations as set forth in Section 5(d) hereof, except that the undiscounted remainder of Ray's base salary shall not be less than 12 months salary. Any other payments due or actions required under this paragraph shall be made as lump sums or taken within 10 days of termination of the Agreement.

         (I) EXCISE TAX INDEMNITY. In the event that any payment to Ray under
Section 5(e) is subject to any federal or state excise tax, World shall pay to Ray an additional amount equal to the excise tax imposed including additional federal and state income and excise taxes as a result of the payments under this paragraph, and such payment will be made when the excise tax and income taxes are due. Whether an excise tax is payable, and the amount of the excise tax and additional income taxes payable, shall be determined by World's accountants and World Shall hold Ray harmless for any and all taxes, penalties, and interest that may become due as a result of the failure to properly determine that an excise tax is payable or the correct amount of the excise tax and additional income taxes, together with all legal and accounting fees reasonably incurred by Ray in connection with any dispute with any taxing authority with respect to such determinations and/or payments. In the event of a disagreement between World and Ray as to whether the termination was for Good Reason, that issue shall be submitted within twenty (20) days of the notice of termination to binding arbitration.

         (J) NOTICE OF TERMINATION. Termination of this Agreement by World or termination of this Agreement by Ray shall be communicated by written notice to the other party hereto, specifically indicating the termination provision relied upon.

6. CONFIDENTIALITY. Ray shall not, during the term of this Agreement or thereafter, disclose to anyone (except to the extent reasonably necessary for Ray to perform his duties hereunder or as may be required by law) any confidential information concerning the business or affairs of World (or of any affiliate or subsidiary of World), including but not limited to lists of and records relating to customers, business plans, business negotiations, market information, financial and cost information, and scientific and technical information (whether of World or entrusted to World by a third party under a confidentiality agreement or understanding) which Ray shall have acquired in the course of, or incident to, the performance of his duties pursuant to the terms of this Agreement or pursuant to any prior dealings with World or any affiliate or subsidiary of Word. Ray shall hold in strictest confidence, as a fiduciary, any and all such confidential information, and shall comply with all instructions of World for preservation of the confidentiality of such information.

7. NONCOMPETE. For a period of one (1) year following the date of termination of Ray's employment hereunder other than by World without Cause or by Ray for Good Reason, Ray will not, directly or indirectly, whether as an owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, or through any other person or entity, engage in the business of selling and/or providing ACMI leases or any other business which is competitive with World's business within World's existing or expanded business markets.

8. BENEFICIARY. The Beneficiary of any payment to be made in the event of Ray's death shall be his wife, or such other person or persons as Ray shall designate in writing to World. If no beneficiary shall survive Ray, any such payments shall be made to his estate.

9. ARBITRATION. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration conducted in Washington, D.C., under the commercial arbitration rules of the American Arbitration Association then in effect.

10. NO WAIVER. The failure of either party at any time to enforce any provisions of this Agreement or to exercise any remedy, option, right, power or privilege provided for herein, or to require the performance by the other party of any of the provisions hereof, shall in no way be deemed a waiver of such provision at the same or at any prior to subsequent time.

11. GOVERNING LAW. This Agreement is governed by and shall be construed in accordance with the laws of the State of Virginia without regard to the choice of law provisions thereof. Ray agrees to submit to personal jurisdiction in the State of Virginia.

12. VALIDITY. The invalidity or unenforceability of any provision or provisions of this Agreement shall not be deemed to affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13. SUCCESSORS. This Agreement shall be binding upon World, its successors and assigns, including any corporation or other business entity which may acquire all or substantially all of World's assets or business, or within which World may be consolidated or merged, or any surviving corporation in a merger involving World.

14. WAIVER OF MODIFICATION OF AGREEMENT. No waiver or modification of this Agreement shall be valid unless in writing and duly executed by both parties.

15. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which together will constitute one and the same instrument.

16. COMPLETE AGREEMENT. This Agreement sets forth the complete and entire understanding between World and Ray regarding Ray's employment and replaces and supersedes all prior agreements or understandings, whether oral or in writing, between the parties.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

                                      WORLD AIRWAYS, INC.

                                      By:      _______________________________
                                               T. Coleman Andrews, III
                                               Chairman of the Board


                                               _______________________________
                                               Russell L. Ray, Jr.